Filed by Xtend AI Robotics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Xtend AI Robotics, Inc.

Commission File No.: 333-295380

The following presentation was made available on June 2, 2026.

AI ROBOTICS FOR A SAFER WORLD Expected to be listed on NYSE under "XTND" THE OPERATING SYSTEM FOR PHYSICAL AI IN MISSION-CRITICAL ENVIRONMENTS WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

This presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the potential transaction between the XTEND Reality Expansion Ltd. (together with its subsidiaries, the “Company”, “we”, “our” or “us”) and JFB Construction Holdings (“JFB”). The information contained herein does not purport to be all-inclusive and none of the Company, JFB or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Neither the Company nor JFB has verified, or will verify, any part of this Presentation. The recipient should make its own independent investigations and analyses of the Company and its own assessment of all information and material provided, or made available, by the Company, JFB or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives. This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax, accounting, regulatory, legal or other advice. You are solely responsible for forming your own opinions and conclusions on such matters and for making your own independent assessment of the information. Neither the information contained in this Presentation, nor any further information made available by or on behalf of the Company or JFB in connection with this presentation will form the basis of or be construed as a contract or any other legal obligation of the Company or JFB. The Company expressly disclaims any and all liability for representations, expressed or implied, contained in, or for omissions from, this presentation or any other written or oral communication transmitted in connection with this presentation. Neither the Company nor JFB undertakes any obligation to update, revise or correct any information contained in this presentation, whether as a result of new information, future events or otherwise, except as required by applicable law. This presentation is intended solely for use by institutional investors and other sophisticated parties who are capable of evaluating the merits and risks of the potential transaction. Important Information for Investors and Stockholders This Presentation is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the transaction, XTEND AI Robotics, Inc. (“XTEND AI Robotics”) filed a registration statement on Form S-4, which included an information statement of JFB, a proxy statement of XTEND AI Robotics and constituted a prospectus of XTEND AI Robotics. After the registration statement is declared effective, JFB will mail to its stockholders a definitive information statement that will form part of the registration statement. This communication is not a substitute for the information statement/proxy statement/prospectus or registration statement or for any other document that JFB or XTEND AI Robotics may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF XTEND AND JFB ARE URGED TO READ THE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS OR REGISTRATION STATEMENT AND ANY OTHER DOCUMENT THAT HAS BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus and other documents filed with the Securities and Exchange Commission (“SEC”) by JFB and XTEND AI Robotics through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by JFB will be available free of charge on JFB’s website at https://investors.jfbconstruction.net/. Industry and Market Data Within this presentation, we reference information and statistics regarding the market for our products. We have obtained some of this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Some data and other information contained in this presentation are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this presentation, and estimates and beliefs based on that data, may not be reliable. Trademarks, Trade Names, Service Marks and Copyrights We own or have rights to use various trademarks, tradenames, service marks and copyrights, which are protected under applicable intellectual property laws. This presentation also contains trademarks, tradenames, service marks and copyrights of other companies, which are, to our knowledge, the property of their respective owners. Solely for convenience, certain trademarks, tradenames, service marks and copyrights referred to in this presentation may appear without the ©, ®, and symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names, service marks and copyrights. We do not intend our use or display of other parties’ trademarks, tradenames, service marks or copyrights to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties. All images are for illustrative purposes only. IMPORTANT INFORMATION FOR INVESTORS WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between the XTEND Reality Expansion Ltd. (together with its subsidiaries, the “Company”, “we”, “our” or “us”) and JFB Construction Holdings (“JFB”), including statements regarding the expected impacts and benefits of the potential transaction, timing of the transaction closing, and strategic initiatives for XTEND AI Robotics, Inc. (“XTEND AI Robotics”) following the closing. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. The Company’s and JFB’s management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction may not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; the Company and JFB may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that JFB will not have sufficient cash at close to satisfy the minimum cash condition; unfavorable outcome of legal proceedings that may be instituted against JFB and the Company following the announcement of the transaction; risks inherent to the business may result in additional strategic and operational risks, which may impact the Company’s, XTEND AI Robotics’ and JFB’s risk profiles, which each company may not be able to mitigate effectively; JFB’s ability to complete construction projects or other transactions on schedule and budget; changes in weather and occurrence of natural disasters and pandemics; recent imposition of tariffs by governments on construction materials, such as steel, aluminum and lumber; disruptions in supply chains; increase in the cost of labor and construction materials; JFB’s ability to maintain safe work sites; the Company’s dependence on a limited number of defense and governmental security customers for a substantial portion of its business; significant delays or reductions in appropriations, the Company’s programs and certain government fundings and programs more broadly, including as a result of a prolonged continuing resolution and/or government shutdown, and/or related to the global security environment or other global events; increased competition within JFB’s and the Company’s markets and bid protests; changes in procurement and other U.S. and foreign laws, including changes through executive orders, contract terms and practices applicable to our industry, findings by certain applicable governments as to our compliance with such requirements, more aggressive enforcement of such requirements and changes in the Company’s customers’ business practices globally; the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which the Company participates, including the impact on the Company’s reputation and its ability to do business; cyber and other security threats or disruptions faced by the Company and JFB, its customers or its suppliers and other partners, and changes in related regulations; and the Company’s ability to innovate, develop new products and technologies, progress and benefit from digital transformation and maintain technologies to meet the needs of the Company’s customers. In addition, a number of important factors could cause JFB’s, the Company’s or XTEND AI Robotics’ actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors discussed in the section entitled “Risk Factors” in the registration statement on Form S-4 filed by JFB and XTEND AI Robotics, as any such factors may be updated from time to time in other filings with the Securities and Exchange Commission (the “SEC”), including without limitation the Company’s investor relations site at www.xtend.me and JFB’s investor relations site at https://investors.jfbconstruction.net/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither the Company nor JFB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

The Future of Security and Defense THE FUTURE OF WARFARE Our mission is to MAKE THE WORLD SAFER by rapidly integrating advanced artificial intelligence and robotic platforms into high-risk operational environments MISSION THE PLATFORM XOS is the autonomy layer for mission-critical physical AI, wherever the stakes are highest and autonomy matters most. HUMAN-MACHINE TEAMING By combining human and machine intelligence with adaptable robotic solutions, XOS is designed to deliver scalable, precise, and mission-ready solutions. WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD Image for illustrative purposes only

CLICK TO WATCH XTEND’S INTRODUCTION VIDEO WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

XOS THE OPERATING SYSTEM FOR ROBOTIC WARFARE BEFORE XOS Single-drone operations Requires on-site personnel WITH XOS Remote flight operations Multi-platform mission control TAKING ROBOTICS TO THE EDGE OF AUTONOMY WHILE KEEPING HUMANS IN THE LOOP. A UNIFIED OPERATING SYSTEM FOR HUMAN-MACHINE TEAMING. WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD Image for illustrative purposes only

L1: MANUAL L2: AI ASSIST L3: AI SKILLS L4: AI PILOTS L5: AI COMMANDOR ASYSTEM: L2 AI ACTIVE CONTROL: INTUITIVE NEW UX TRAINING: ZERO REQUIRED OPERATIONAL TODAY OPERATIONAL TODAY OPERATIONAL TODAY ADVANCED DEVELOPMENT XTEND Autonomy Stages DEFINING THE FUTURE OF AUTONOMOUS ROBOTICS AT SCALE DIFFICULT. HIGH MENTAL LOAD EASY. LOW MENTAL LOAD STATE INTENT. AI DOES TASK. CONTROL A TEAM AI DEFINES MULTIPLE TASKS INTO AUTONOMOUS MISSION FULL AI BATTLESPACE AUTONOMY AI-ASSISTED PRECISION PATH PILOT 1: SECURE PERIMETER PILOT 2: INSPECT BUILDING A PILOT 3: REMOVE EXTERIOR THREATS WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD ROADMAP 2027–2028

MANAGE. LEAD. DIRECT. HUMAN INTENT MISSION 1 MISSION 2 MISSION 3 AI PILOT 1 AI PILOT 2 AI PILOT 3 MISSION SKILLS (SELECTED) MISSION SKILLS (SELECTED) MISSION SKILLS (SELECTED) ONE LIBRARY. ENDLESS MISSIONS. SKILLS LIBRARY The XTEND Operating Model SKILLS → AI PILOT → MISSIONS WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

ROBOTS & DRONES SOFTWARE APPS ATTACHED PAYLOADS COMMAND & CONTROL PERIPHERAL SYSTEMS PLATFORM INTEGRATION XOS Inside XOS CONNECTS ROBOTS. APPS. PLATFORMS. PAYLOADS INTO ONE ECOSYSTEM. WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

The Robotics App Economy

One Integration. Access to an Expanding Global Robotics Network.

10,000

CONNECTED ROBOTS TODAY

25,000+

CONNECTED ROBOTS *
EXPECTED BY YE2026

Launch & Establish Application Marketplace

XOS MARKETPLACE

25,000+

EXPECTED CONNECTED ROBOTS

- XTEND FLEET
- STRATEGIC PARTNERS
- M&A EXPANSION
- X-BOARD INTEGRATIONS

STRATEGIC PARTNERS

BUILD ON XOS. DELIVER NEW CAPABILITIES.

Companies purchase, integrate and deploy marketplace applications on their autonomous platforms.



DRONES

Enhance missions.
Add capabilities instantly.



ROBOT DOGS **

Extend functionality.
Meet evolving needs.



UNMANNED SURFACE VEHICLES **

Smarter operations.
Mission-ready at scale.



FIXED WINGS

Autonomous capabilities.
Greater effectiveness.

EVERY ROBOT ADDED TO THE NETWORK EXPANDS THE MARKET FOR EVERY APPLICATION.

- * Estimate based on Xtend's backlog as of March 31, 2026 and is subject to risk of adjustment.
- ** Currently in development.

© 2026 XTEND. ALL RIGHTS RESERVED.

XTEND IS NOT A ROLL-UP. IT'S A PLATFORM.

XTEND

THE HARDWARE CREATES REVENUE. THE OPERATING SYSTEM CREATES THE PLATFORM.

THE PROBLEM: A fragmented market with no common operating system — hundreds of drone, ground, sea, sensor & AI companies that can't work together.

THE ROLL-UP **Defense consolidator**	VS	THE PLATFORM **XTEND + XOS**
Every company runs on its own stack — separate software and hardware, no interoperability.		Every acquired platform runs on XOS — one ecosystem across air, ground & sea.
Value comes from acquired revenue and EBITDA — scale, procurement, manufacturing synergies.		Value comes from revenue + software + ecosystem + marketplace + third-party adoption.
Acquire 20 companies, and you own 20 companies.		**More companies on XOS multiply — each new platform raises the capability of the whole fleet.**
OUTCOME: a larger collection of hardware companies		OUTCOME: a network that compounds with every asset connected

WHY THE PLATFORM COMPOUNDS

Illustrative of the platform thesis — not a representation of any specific acquisition plan or target.

01 SYNERGY
Fight as one force
Robots on XOS run coordinated missions together — air, ground & sea as one force.

+

02 FLYWHEEL
More apps, more adoption
More robots drive more apps; more apps make every manufacturer want to build on XOS.

=

03 STANDARD
XOS becomes the standard
Like Android, manufacturers design to XOS rather than build their own OS.

Own the operating system. Own the autonomous battlefield.

WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

XTENDER HONEY BADGER WOLVERINE ROVER SCORPIO 500 SCORPIO 1000 X100 Micro-tactical UAS and all-terrain UGVs Real-time situational awareness from safe distance Three Mission Configurations ONE PLATFORM. THREE MISSION CONFIGURATIONS. GLOBAL SCALE. RECON TACTICAL ISR & SITUATIONAL AWARENESS Precision strike in dense urban environments Adaptable across a broad range of missions STRIKE PRECISION STRIKE & MULTI-MISSION PLATFORMS AI-driven detection, tracking, and interception Continuous adaptation through XOS SHIELD DEFENSIVE & COUNTER-UAS SYSTEMS NEST SCORPIO 1000 WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

DEFENSE LAW ENFORCEMENT PRIVATE SECURITY ~$400B* EXPECTED MARKET WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD *Source: Oppenheimer, "Global Drone Market Outlook," February 2026

LOCAL INTEGRATION Systems adapted to national operational needs LOCAL BUSINESS & SALES Direct access to government and defense customers CENTRALIZED XOS CORE Unified autonomy platform across all hubs The XFAB Operating Model SOVEREIGN PRODUCTION. CENTRALIZED IP. PROCUREMENT-READY. XOS CENTRALIZED SOFTWARE LAYER LOCAL MANUFACTURING Sovereign production within allied countries A SOVEREIGN, SOFTWARE-DEFINED NETWORK BUILT FOR GLOBAL SCALE AND PROCUREMENT ACCESS. WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

Global Hub Network FIVE ACTIVE SITES. FIVE EXPANSION MARKETS. SCALING GLOBALLY. 221+ EMPLOYEES SUPPORTING GLOBAL XFAB OPERATIONS (AS OF MAR 31, 2026) UNITED KINGDOM LATVIA ISRAEL GERMANY USA MEXICO UAE SINGAPORE JAPAN ACTIVE HUBS HUBS PIPELINE (2026-2027) ACTIVE HUBS NETWORK USA ISRAEL SINGAPORE LATVIA UK GERMANY MEXICO UAE HUBS PIPELINE (2026-2027) JAPAN Pipeline subject to regulatory approvals, market conditions, and execution timing. WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

10,000+ Across defense, special-mission, and security organizations SYSTEMS DEPLOYED 30+ COUNTRIES ACTIVE 5 Real-world operational environments COMBAT ZONES VALIDATED MULTI-SECTOR ADOPTION Defense · Homeland Security Law Enforcement · Critical Infrastructure Global Customer Base OPERATIONALLY DEPLOYED IN 30+ COUNTRIES ACROSS FIVE COMBAT ZONES PROVEN IN COMBAT, SCALING ACROSS ALLIED MARKETS WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

BUSINESS COMBINATION AI ROBOTICS, INC. DELAWARE CORPORATION NYSE: XTND U.S.-LISTED, SOFTWARE-LED AUTONOMY PLATFORM Business Combination & NYSE Listing TRANSACTION OVERVIEW XTEND Reality Expansion Ltd. combines with JFB Construction Holdings to form XTEND Al Robotics, Inc., a Delaware corporation expected to be listed on the NYSE under ticker “XTND”. STRUCTURE $43.4M total financing at signing. STRATEGIC CAPITAL *At closing, on a fully diluted basis (assuming that the total number of shares that would be outstanding if all sources which are convertible or exercisable within 60 days of the measurement date are converted or exercised), excluding shares reserved for New Pubco's equity incentive plan OWNERSHIP (PRO FORMA)* XTEND SHAREHOLDERS JFB STOCKHOLDERS ECONOMIC INTERESTS** ECONOMIC INTERESTS** 77% 23% **Divergence between voting power and economic interest due to issuance of pre-funded warrants to a JFB stockholder. Amounts based on equity securities outstanding as of 03/31/2026 and subject to change. WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

XTEND

Execution Since Business Combination Announcement

COMMERCIAL MOMENTUM. GLOBAL EXPANSION. OPERATIONAL SCALE.

COMMERCIAL MOMENTUM

$19.7M — 2025 REVENUE
+20.6% VS. 2024 ($16.3M)

$73.2M — EXISTING BACKLOG AND AWARDED CONTRACTS *

$500M+ — QUALIFIED SALES PIPELINE**

OPERATIONAL SCALE

5 — ACTIVE XFABS
U.S., Israel, Singapore, Latvia, UK

10,000+ — SYSTEMS DEPLOYED

30+ — COUNTRIES ACTIVE

5 — COMBAT ZONES VALIDATED

221 — GLOBAL FULL TIME EMPLOYEES
As of 3/31/2026

STRATEGIC GROWTH

2 Acquisitions Integrated

ATLAS (EU, 2025) and Performance Rotors (APAC, 2023) integrated into the XFAB network under centralized XOS governance

XFAB Network Expanding

Mexico, Germany, UAE, Japan

XOS Ecosystem Deepening

With primes, integrators, and allied-government customers

EXECUTION ALIGNED WITH XOS-LED GLOBAL EXPANSION STRATEGY

*Note: as of 12/31/2025
**Definition: active sales pipeline, which we generally assess within a five-stage structural framework: (i) Early Engagement, (ii) Qualified & Need Confirmed, (iii) Proposal Submitted, (iv) Negotiation, and (v) Contract Signed.

WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

2025 REVENUE BY GEOGRAPHY KEY DEFENSE CUSTOMERS $19.7M FPV drones, C-UAS & autonomous platforms Counter-UAS & robotic systems Strategic defense prime partner Pipeline & Customers EXPANDING PIPELINE AND ESTABLISHED CUSTOMER BASE DRIVING COMMERCIAL MOMENTUM IDF U.S. NAVY LOCKHEED MARTIN $500M+ Qualified Sales Pipeline * Identified opportunities Qualified Deals** Active sales pipeline 120+ +137.5% Strategic Customer Growth Active Customers (2025)** 19 *Definition: active sales pipeline, which we generally assess within a five-stage structural framework: (i) Early Engagement, (ii) Qualified & Need Confirmed, (iii) Proposal Submitted, (iv) Negotiation, and (v) Contract Signed. **Active customers are defined as customers generating over $100K TTM revenue as of December 31, 2025 WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD USA 52% Asia-Pacific 17%

XTEND

The $400B Expected Opportunity

A MASSIVE RAPIDLY EXPANDING MARKET. JUST GETTING STARTED.

TODAY

$45B

GLOBAL DRONE TAM

~9X GROWTH

EXPECTED OVER THE NEXT DECADE

NEXT DECADE

$400B*

EXPECTED GLOBAL DRONE TAM

~$200B

Addressable in lower-skies, sea, and land - XTEND's core domain

~2x

Lower-skies category growing ~2x the pace of the broader defense market

~$3T

Global military spend underpinned, expected to double over the next decade

Global Scale. Global Need.

Autonomy is becoming the force multiplier of the future

*Source: Oppenheimer, "Global Drone Market Outlook," February 2026

WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

TAMPA & SOFWERX ECOSYSTEM Accelerating software-defined defense adoption SOVEREIGN PROCUREMENT SHIFT Allied autonomy ecosystems GLOBAL RE-ARMAMENT Modernization driving autonomous systems SOFTWARE-DEFINED WARFARE Mission orchestration replacing platform-centric systems Policy & Market Tailwinds A ONCE-IN-A-GENERATION SHIFT. $900B+ U.S. DEFENSE BUDGET Al-enabled warfare acceleration THE CATEGORY SHIFT SHIFT TO AUTONOMOUS, SOFTWARE-DEFINED DEFENSE THE FUTURE OF MODERN WARFARE WILL BE ORCHESTRATED BY SOFTWARE. EXPORT CONTROLS & LOCAL MANUFACTURING Trusted allied supply chains WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

DATA Compounding operational intelligence OPERATIONS Real-world validation at scale SCALE Faster deployment, wider impact NETWORK EFFECTS Stronger moat, harder to disrupt Competitive Moat AI AT THE SPEED OF LIGHT The more we deploy, the stronger we get. The stronger we get, the harder we are to catch. EVERY DEPLOYMENT STRENGTHENS THE PLATFORM. WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

XTEND

A Unique Window of Opportunity

INVESTMENT THESIS

PILLAR 1

EXCEPTIONAL EXECUTION

Demonstrated commercial execution with a rapidly scaling pipeline and backlog

$500M+**	~$73.2M**	$19.7M
QUALIFIED PIPELINE*	BACKLOG & AWARDED CONTRACTS	2025 REVENUE (+20.6% YOY)

PILLAR 2

WORLD-CLASS PROVEN TECHNOLOGY

XOS powers software-defined autonomous missions across Recon, Strike, and Shield.

XOS enables hardware-agnostic, AI-driven, mission-configurable operations

INTELLIGENCE | AIR DEFENSE | STRIKE SYSTEMS

PILLAR 3

GLOBAL EXECUTION PLATFORM

Sovereign production and deployment at scale across allied markets.

5	10,000+	30+	5
ACTIVE HUBS **	SYSTEMS DEPLOYED**	COUNTRIES **	COMBAT ZONES**

SOFTWARE-DEFINED AUTONOMY PLATFORM CONNECTING OPERATIONS, SOLUTIONS, AND GLOBAL SCALE

*Definition: active sales pipeline, which we generally assess within a five-stage structural framework: (i) Early Engagement, (ii) Qualified & Need Confirmed, (iii) Proposal Submitted, (iv) Negotiation, and (v) Contract Signed.
**Note: as of 12/31/2025

WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

Our Growth Strategy MULTIPLE LEVERS. ONE PLATFORM. SCALABLE IMPACT. INTEGRATED GROWTH ENGINE BUILT ON XOS PLATFORM EXPANSION, GLOBAL SCALE AND CONTINUOUS CAPABILITY ADVANCEMENT. XOS AS A PHYSICAL AI PLATFORM Building a platform for third party software and hardware integration THIRD-PARTY ECOSYSTEM EXPANSION Ecosystem-driven autonomy capabilities and payload integrations NEXT-GEN AUTONOMY Building the core architecture of AI pilots (task → mission → orchestration) ROBOTIC PLATFORMS Multi-mission modular capabilities DUAL-USE MARKETS Homeland security & private sector M&A EXPANSION Acquiring capabilities to accelerate XOS ecosystem XOS PLATFORM Software-defined autonomy operating layer WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

LOCAL MANUFACTURING LOCAL INTEGRATION LOCAL SALES & OPERATIONS XOS AI & AUTONOMY THE OPERATING SYSTEM FOR AUTONOMOUS ROBOTICS PAYLOADS & MISSION MODULES SENSORS & C-UAS ROBOTICS COMPONENTS MUNITIONS POTENTIAL CAPABILITY EXPANSION Building what XOS can do SOVEREIGN DEPLOYMENT MODEL Enabling sovereign deployment across allied markets ACQUIRE & INTEGRATE DEPLOY & SCALE FEEDBACK LOOP More deployments drive demand for new capabilities and innovation Strategic M&A Approach SCALING CAPABILITIES AND GLOBAL DEPLOYMENT IN PARALLEL WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

STRATEGIC ACQUISITIONS EU autonomy programs and business development infrastructure ATLAS UAV (EU, 2025) Integrated into XOS and XFAB EU operations Regional expansion and advanced manufacturing infrastructure PERFORMANCE ROTORS (APAC, 2023) Integrated into XOS and XFAB Singapore PARTNERSHIP ECOSYSTEM Collaboration with defense primes and advanced robotics companies XOS integrated into partner platforms and autonomous programs Multi-domain autonomy backbone for large-scale architectures Platform-agnostic integration for sovereign and classified systems Strategic Acquisitions & Partnerships ACCELERATING THE XFAB NETWORK AND XOS ECOSYSTEM M&A BUILDS THE NETWORK. PARTNERSHIPS SCALE THE ECOSYSTEM. WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

BUILT BY OPERATORS. SCALED THROUGH EXECUTION. POSITIONED FOR GLOBAL EXPANSION. Aviv Shapira Co-Founder & CEO Serial entrepreneur with multiple successful exits, including one to Intel; 2 time Emmy Award winner Rubi Liani Co-Founder & CTO 12+ years in the Israeli Navy; AI & systems integration leader Matteo Shapira Co-Founder & CXO Computer vision & AI expert; 25+ years in innovation leadership; 2 time Emmy Award winner; prior exit to Intel Tal Horesh CFO CPA & licensed attorney; capital markets & M&A leadership Yaffa Vizner CPC Organizational scale leader; public-company HR governance & workforces XTEND Leadership PROVEN EXECUTION AT SCALE. WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

XTEND

Investment Highlights

THREE PILLARS. ONE CATEGORY-DEFINING OPPORTUNITY. A SAFER WORLD.

OPERATIONS

- $500M+** qualified sales pipeline
- $73.2M backlog & awarded contracts**
- $19.7M revenue (2025)
- Expected NYSE listing ("XTND")

PLATFORM (XOS)

- Software-first AI autonomy OS
- Deployed across Recon, Strike, Shield
- Cross-platform, multi-domain control
- Continuous capability evolution

GLOBAL SCALE

- 5 active XFABs across allied markets**
- 10,000+ systems deployed**
- Active in 30+ countries**
- 5 additional XFABs in pipeline *

MOAT

A leading platform combining software-first identity with combat-validated scale.

TAILWINDS

Sovereign procurement · NDAA / Blue UAS pathways · Allied re-armament · The $400B expected drone TAM ahead.

LEADERSHIP

Serial defense-technology operators backed by a seasoned global XFAB bench.

AI ROBOTICS FOR A SAFER WORLD

EXTENDING HUMAN REACH, JUDGMENT, AND CAPABILITY.

*Definition: active sales pipeline, which we generally assess within a five-stage structural framework: (i) Early Engagement, (ii) Qualified & Need Confirmed, (iii) Proposal Submitted, (iv) Negotiation, and (v) Contract Signed.
**Note: as of 12/31/2025

WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD

THANK YOU www.xtend.me Robots and drones are becoming the next operating workforce of humanity. XOS is the interface between human intent and AI-powered autonomous missions across air, ground, and sea. WWW.XTEND.ME | AI ROBOTICS FOR A SAFER WORLD